[redacted]

09056514

…COMMISSION

…, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enterprise Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10227 Wincopin Circle
(No. and Street)

Columbia	MD	21044
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Pare 410-772-2642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown Road	~~Bethesda~~	MD	20814-6224
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Pare, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Equities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President - EEI

Title

Notary Public My commission expires April 27, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

We have audited the following financial statements of Enterprise Equities, Inc. (the Company) (a wholly-owned subsidiary of Enterprise Community Investment, Inc.) for the year ended December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enterprise Equities, Inc., at December 31, 2008, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
January 30, 2009

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

BALANCE SHEET

December 31, 2008

ASSETS

Cash and cash equivalents	$	190,081
Prepaid expenses and other assets		17,803
TOTAL ASSETS	$	207,884

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Due to Enterprise Community Investment, Inc.	$	18,831
Total liabilities		18,831
STOCKHOLDER'S EQUITY		
Common stock, par value $1 per share - authorized, issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		49,000
Retained earnings		139,053
Total stockholder's equity		189,053
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	207,884

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2008

REVENUE	
Consulting fee income	$ 96,659
Interest income	1,761
Total revenue	98,420
OPERATING EXPENSES	
Payroll and benefits	44,819
Licenses and membership fees	26,669
Professional fees	20,000
Other operating expenses	3,434
Total operating expenses	94,922
INCOME BEFORE TAXES	3,498
INCOME TAX EXPENSE	3,498
NET INCOME	$ -

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2008

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2007	$ 1,000	$ 49,000	$ 139,053	$ 189,053
Net income	-	-	-	-
Balance, December 31, 2008	$ 1,000	$ 49,000	$ 139,053	$ 189,053

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities	
Changes in assets and liabilities:	
Increase in prepaid expenses and other assets	(3,480)
Increase in due to Enterprise Community Investment, Inc., net	6,759
Decrease in income taxes payable	(9,707)
Net cash used in operating activities	(6,428)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	196,509
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 190,081
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Payments made for income taxes	$ 15,285

See notes to financial statements

Enterprise Equities, Inc.
(a wholly-owned subsidiary of Enterprise Community Investment, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Enterprise Equities, Inc. ("we," or "us") is incorporated in the State of Delaware and is a wholly-owned subsidiary of Enterprise Community Investment, Inc. ("Enterprise"). Enterprise Community Partners, Inc., a nonprofit publicly supported charitable foundation, is the sole shareholder of Enterprise.

We were established as a captive broker-dealer of Enterprise for the purpose of selling direct participation equity interests in real estate limited partnerships. We are a member of the Financial Industry Regulatory Association ("FINRA"). Our business is conducted primarily through Enterprise, as we have no employees of our own.

We are a registered FINRA Broker Dealer in twenty states throughout the United States of America and the District of Columbia.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. As of December 31, 2008, included in cash is cash equivalents of $109,501, which was invested in a money market mutual fund. This investment is not insured by the Federal Deposit Insurance Corporation.

Consulting Fee Income

Consulting fee income is recorded at the time such fees are earned.

NOTE 2 - INCOME TAXES

We have an unwritten tax-sharing agreement with Enterprise. Pursuant to the unwritten agreement, we are included in the consolidated federal income tax return filed by Enterprise and we pay or receive an amount equal to the federal income tax expense or benefit we would have recognized had we filed a separate federal income tax return. No deferred tax balances have been recorded since there are no temporary differences for federal or state income tax purposes.

Income tax expense incurred for the year ended December 31, 2008 was $3,498. As of December 31, 2008, prepaid minimum state franchise taxes amounted to $2,081, which are included in prepaid expenses and other assets on the balance sheet.

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN48"), *Accounting for Uncertainty in Income Taxes*, an interpretation of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, to create a single model to address accounting for uncertainty in tax positions. FIN48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On December 30, 2008, the FASB issued FASB Staff Position ("FSP") FIN48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. The FSP defers the effective date of FIN48 for us until fiscal years beginning after December 15, 2008. The cumulative effect of adopting FIN48 will be recorded in retained earnings and other accounts, as applicable. We are evaluating the impact of FIN48 but cannot estimate the impact to the financial statements because of the need to continue to assess the sufficiency of our positions with respect to measurement and recognition. We do not anticipate that the provisions of FIN48 will have any significant impact on our financial statements. However, additional disclosures may be required of situations, if any, where our tax positions are considered uncertain.

NOTE 3 - NET CAPITAL REQUIREMENT

We are required to comply with the uniform net capital rule of the Securities and Exchange Commission ("SEC"). This rule prohibits us from engaging in any securities transaction should "aggregate indebtedness" exceed 15 times "net capital" as those terms are defined in the rule, or if net capital falls below the required amount of $5,000. We may declare

dividends or acquire certain non-liquid assets only to the extent that net capital is in excess of such requirements. In computing net capital, items not readily convertible into cash are excluded.

Computation of net capital and the ratio of aggregate indebtedness to net capital under the uniform net capital rule as of December 31, 2008, are as follows:

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	-
Total aggregate indebtedness	$	-
Net capital:		
Credit items:		
Common stock	$	1,000
Additional paid-in capital		49,000
Retained earnings		139,053
		189,053
Debit items:		
Prepaid expenses and other assets		15,681
Sweep account balance and other unallowable cash		115,081
		130,762
Net capital	$	58,291
Ratio of aggregate indebtedness to net capital		-

There are no differences between this computation and that filed by us on SEC Form X-17A-5 ("FOCUS filing") as of December 31, 2008.

NOTE 4 - SCHEDULES

There are no other supporting schedules included herewith since the information required under Rule 17a-5 of the SEC is included in the notes to the financial statements or is not applicable as we are claiming an exemption under Rule 15c3-3(k)(2)(i) from the requirements of computing the reserve requirements and presenting information for possession or control requirements.

NOTE 5 - DUE TO ENTERPRISE COMMUNITY INVESTMENT, INC.

The net amounts due to Enterprise as of December 31, 2008, consists of the following:

Due to Enterprise under consulting agreement	$	30,922
Due from Enterprise for reimbursement of costs incurred under consulting agreement		(12,091)
Due to Enterprise Community Investments, Inc.	$	18,831

The amounts due to Enterprise are non-interest bearing and payable on demand. Additionally, any and all amounts owed to Enterprise and/or its affiliates are subordinate to all of our other debt and obligations to other parties.

We have a consulting agreement with Enterprise, under which we provide advice to Enterprise with respect to structuring real estate transactions and offerings designed to promote and develop affordable housing. Annual fees in the amount of $64,800 are payable to us under the terms of the agreement and were recognized and included in consulting fee income on the statement of operations for the year ended December 31, 2008. In addition, costs incurred by us for the benefit of Enterprise in excess of $64,800 are also charged to Enterprise. During the year ended December 31, 2008, these excess costs, net of interest income earned, totaled $31,859. The agreement with Enterprise will continue until terminated by either us or Enterprise with 30 days notice.

As we have no employees of our own, all of our costs are paid for by Enterprise and we reimburse Enterprise or its affiliates for the costs incurred on behalf of us. Payroll and benefit costs are allocated to us based on the time spent in performing these activities by Enterprise's employees. All other costs incurred with Enterprise are allocated to us on an actual or usage basis.

NOTE 6 - MAJOR CUSTOMER

Our sole source of revenue is through selling direct participation equity interests in real estate limited partnerships to Enterprise.

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

In planning and performing our audit of the financial statements of Enterprise Equities, Inc. (the Company) (a wholly-owned subsidiary of Enterprise Community Investment, Inc.) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

Reznick Group

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Association, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
January 30, 2009

Reznick Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

ENTERPRISE EQUITIES, INC.
(a wholly-owned subsidiary of
Enterprise Community Investment, Inc.)

SEC ID#: 8-43068

DECEMBER 31, 2008

ENTERPRISE EQUITIES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

( ) (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act

( ) (q) Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission